

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

April 6, 2017

Via E-Mail
Mr. Bryan Peery
Chief Financial Officer
Apple Hospitality REIT, Inc.
814 East Main Street
Richmond, Virginia 23219

> Re: **Apple Hospitality REIT, Inc.**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed February 27, 2017**
> **File No. 001-37389**

Dear Mr. Peery:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and
Commodities